Exhibit 13.1

Century Partners Communications

POSTCARD—from Rabble Holiday Party	1
EMAILS	1
SUBJECT: Have a happy new year.	1
SUBJECT: Thank you for indicating interest.	2
SUBJECT: Indicate interest in Detroit's comeback	3
SUBJECT: We've got exciting news to share	4
SUBJECT: Share rabble's new impact project: the Detroit Comeback	5
WEBSITE	6
Rabble Homepage	6
Back the Detroit Comeback with Century Partners	6
INSTAGRAM	10
TWEETS (not including retweets)	11

POSTCARD—from Rabble Holiday Party

FRONT: rabble + Century Partners

BACK:

Introducing rabble’s first investment opportunity:

The Detroit Comeback with Century Partners.

Where others see abandoned, dilapidated property, David Alade and Andrew Colom see opportunity. Since 2014, the developer duo has converted 35 vacant homes into high quality rental housing affordable to middle class families. Their firm, Century Partners, has raised $2m from private investors to purchase, rehabilitate, rent, and maintain the real estate portfolio.

The Motor City is moving toward a new future through investment, redevelopment and community action.

Soon, you can join the Detroit renaissance too.

In early 2017, Century Partners will open a new fund to further address Detroit’s shortage of rental housing and breathe new life into historic neighborhoods.

We’re asking you to help us get the word out.

Spread the word.

join our email list: rabbleworks.com

follow us: @wetherabble

EMAILS

SUBJECT: Have a happy new year.

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rabble. <u@rabbleworks.com> Unsubscribe

12/30/16

Hi Justine,

As we approach the end of 2016, we’re encouraged by the enthusiasm for what’s next at rabble. In the last 2 weeks, early supporters have indicated over $100K in interest on our website to join Century Partners in revitalizing Detroit through sustainable housing development. Thank you for sharing our site with friends and showing your commitment to invest in a better world.

We hope that this holiday season brings you love, laughter and relaxation, and we thank you again for the support. We look forward to checking back with more updates when the project is accepting investments; because you’re on our early access list, you’ll be among the first to know.

All the best,

Team rabble.

Rabble One Series A, the managing member of which is Century Partners, is sending you this communication through rabble as a “test the waters” communication to gauge market demand from potential investors for an Offering under Tier I of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the “Commission”) and approval of any other required governmental or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission and the receipt of required state approvals for offerings to residents of particular states.

SUBJECT: Thank you for indicating interest.

rabble. <hello@rabbleworks.com> Unsubscribe

12/19/16

Hi,

Thank you for indicating $500 of interest in the Detroit Comeback with Century Partners — so far, the excitement for the project has exceeded our expectations.

The project is under review at the moment, but you'll be the first to know in the new year when it's live and accepting investments.

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Next Steps.

In early 2017, you'll be able to create a full account on rabble's website.

After the project is qualified with federal and state regulators, the opportunity will be open to investors. You'll be among the first to know.

Then, we'll release additional project details, which we encourage you to review closely.

Thereafter, you can process your investment online and track the team's progress.

A friendly reminder.

Rabble One Series A, the managing member of which is Century Partners, is sending you this communication through rabble as a “test the waters” communication to gauge market demand from potential investors for an Offering under Tier I of Regulation A. If Rabble One Series A decides to proceed with making its investment opportunity available to the public it must first qualify the offering with Federal and state regulators. Pending qualification, Rabble One Series A will notify you of the investment opportunity.

No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the “Commission”) and receipt of approval from other required governmental or regulatory agencies. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission and the receipt of required state approvals for offerings to residents of particular states.

Disclaimer.

Copyright © Rabble is a SaaS impact investment platform. Rabble receives no transaction-based compensation in connection with the purchase or sale of securities, is not a registered broker-dealer or a funding portal and does not offer investment advice or recommendations and does not recommend or otherwise suggest that any investor make an investment in a particular company, or that any company offer securities to a particular investor. Potential investors should consult their own financial and tax advisers prior to making any investment. This communication may not be redistributed in either excerpts or in its entirety.

SUBJECT: Indicate interest in Detroit's comeback

Umber <u@rabbleworks.com>

12/15/16

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Hi,

I’m writing to formally introduce you to rabble’s first investment opportunity: Back the Detroit Comeback with Century Partners (CP).

For the last two years, CP founders Andrew Colom and David Alade have raised $2.2M to convert more than 40 vacant homes in Detroit’s historic neighborhoods into high-quality housing. The city has seen its tough times, but visionaries like Andrew and David are making it thrive again — Detroit's real estate investors have recently seen some of the strongest ROIs in the US.

Now, they've teamed up with rabble to launch a new fundraise so we can all become a part of a stronger Detroit.

Starting today, you can indicate your interest on the project page here. Don’t forget, the pool is limited, so doing so will ensure you're among the first to know when the opportunity is live.

Get ready to Back the Detroit Comeback.

Umber, on behalf of the rabble team

CEO

rabble.

rabbleworks.com

Rabble One Series A, the managing member of which is Century Partners, is sending you this communication through rabble as a “test the waters” communication to gauge market demand from potential investors for an Offering under Tier I of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the “Commission”) and approval of any other required governmental or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission and the receipt of required state approvals for offerings to residents of particular states.

SUBJECT: We've got exciting news to share

Umber <u@rabbleworks.com>

12/9/16

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Dear rabble friends,

We’ve made significant progress in the last few weeks, and are excited to share the latest developments taking place at rabble HQ. See below for a snapshot of what we’ve been working on...

Check out our new website. You'll now find our hollywood video, info on upcoming projects and answers to your rabble investing questions. Check back regularly for developments.

Stay informed with our blog’s timely impact investing news. We've just posted a chat with Jordyn Lexton who's improving the justice system with food trucks, and thoughts on trends in urban design.

*Hot off the Press* View early details on Back the Detroit Comeback with Century Partners, accepting investments in early 2017. Indicate your interest and share this unique opportunity to #backthecomeback with friends so they too join our early access list.

We'll keep you updated as we can provide more details on this and other projects accessible in early 2017. In the meantime, wishing you peaceful times in the frantic holiday rush!

All the best,

The rabble team

SUBJECT: Share rabble's new impact project: the Detroit Comeback

Umber Bawa <u@rabbleworks.com>

12/6/16

Dear friends and family,

We’re sorry we missed you last Thursday! While we unfortunately couldn’t share a toast in-person, we wanted to keep you in the loop on rabble’s exciting news.

Today on our website, we’re sharing preliminary details of our very first project, “Back the Detroit Comeback” with Century Partners.

David Alade and Andrew Colom began investing in the future of Detroit in 2014 by breathing new life to blighted neighborhoods and democratizing the local process of property ownership. Now, through an investment entity called Rabble One Series A, they’re seeking to raise $535,000 to sustainably renovate, and lease single-family homes in historic neighborhoods to continue their efforts to rebuild Detroit through community empowerment. Learn more about the team’s experience in supporting their hometown’s renaissance here.

We would love your support evangelizing this unique opportunity that offers the possibility to earn financial returns while playing a part in Detroit’s revitalization. Please share our website with family and friends — here's an email to help spread the word. Individuals who join our “early access” list will be the first to know when Rabble One begins accepting investments.

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We’ll follow up with details on your exclusive investment access before we’re live. In the meantime, please stay in touch with your thoughts and feedback.

All the best,

Umber

Umber Bawa

CEO

rabble.

154 Grand St,

NY, NY 10013

+1.970.231.8557

rabbleworks.com

WEBSITE

Rabble Homepage

Featured Projects

URBAN REVITALIZATION

Back the Detroit Comeback with Century Partners

Location: Detroit, Michigan

learn more

Back the Detroit Comeback with Century Partners

Century Partners is revitalizing Detroit by rehabilitating historic neighborhoods and creating wealth in the process.

indicate interest (button) contact (button)

Rabble One Series A, the managing member of which is Century Partners, is sending you this communication through rabble as a “test the waters” communication to gauge market demand from potential investors for an Offering under Tier I of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the “Commission”) and approval of any other required governmental or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission and the receipt of required state approvals for offerings to residents of particular states.

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Coming Soon

Detroit, Michigan

location

Urban Revitalization

category

the story

David Alade and Andrew Colom left jobs in real estate and banking in 2014 to start Century Partners to breathe new life into blighted neighborhoods in Detroit and democratize access to property ownership. Over the last two years, they’ve deployed $2.2M of equity to purchase, rehabilitate, and lease over 40 abandoned or underutilized housing units, tackling the issue of blight and the shortage of quality family housing head-on.

Soon, they’ll be seeking to raise $535,000 to sustainably renovate and lease single-family homes in the Boston Edison, East English Village, and North End districts to continue their efforts to rebuild Detroit through community empowerment.

Detroit is on the comeback, and David Alade and Andrew Colom of Century Partners want you to be a part of it. By investing in this project, you’ll join the project founders in revitalizing historic, vacant neighborhoods through property renovation and management—making you a key part of Detroit’s renaissance.

The project

The Place

Yesterday

You know the old Detroit story. After auto company Ford created an entirely new industry, changed transportation forever, and fueled the creation of the modern middle class, globalization brought Detroit to its knees. Urban sprawl drained the city core of needed resources. Racial tension created divisions that prevented progress. Political corruption stymied economic development. Population decline and abandoned homes fueled crime, poverty, and declining property values.

Today

But today, excitement about the Detroit Comeback is spreading. That’s partly because Detroit offers investors—property owners and landlords in particular—some of the strongest ROIs in the U.S.

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Investors have already put billions of dollars into greater downtown development projects, like a new hockey arena and up to 5,000 residential units scheduled to come to market in the next two years. Quicken Loans Inc. founder Dan Gilbert has spent $451 million to buy 62 properties in downtown Detroit since 2011, and the city is rallying around the return of their NBA team, the Detroit Pistons. Technology, service and retail companies of all sizes are moving to town, like the world’s largest automotive seating supplier, Adient Ltd. Local universities and medical centers are expanding. The Motor City is in motion.

Tomorrow

Century Partners wants to focus on renovations in the North End, East English Village, and Boston Edison areas. The neighborhoods are close to the main corridor of the city, Woodward Avenue, or branch out into tree-lined avenues of historic homes. These areas have been challenged with blight, and CP’s efforts focus to increase both population density and quality housing. CP approaches renovations in the spirit of preservation—they aim to embrace the fabric of the community, not alter it.

Next Steps

Century Partners is currently adding to its portfolio, which will put their portfolio at over 60 houses across three neighborhoods. CP purchases the properties in cash from government entities, banks, individuals and developers at discounted prices from $10,000 to $50,000.

They will soon seek to rehabilitate single and multi-family units with a renovation budget. Renovation budgets typically range from $20,000 to $125,000 per house and take three to six months.

CP employs an underutilized group of skilled local builders. The properties are then rented or sold to a racially, professionally, and income-diverse group that includes graduate students, medical workers, technology workers, young professionals and artisans with demonstrable income, delivering investors a solid return. And though CP’s efforts will result in increased neighborhood-wide property values, their track record shows: no evictions, no displacements or rent increases for inherited tenants.

The team

Andrew Colom

Andrew Colom is an accomplished writer and real estate developer. He graduated from Columbia University in 2005 with a degree in literature and creative writing. He received a full scholarship from the NY Times to pursue a Masters in Fine Arts and finished his Masters in 2007. Besides pursuing the arts through writing, film production, and theater, he started a real estate company in his hometown of Columbus, Mississippi. He started with 5 Single Family Homes and built that company up to 15 houses and 300 apartment units. He has worked in all facets of real estate from small to large scale renovations to new home construction, property management and real estate bookkeeping.

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Andrew moved to Detroit in February of 2015 to focus on using the arts and real estate development to improve Detroit’s neighborhoods through community partnerships.

David Alade

David Alade is a born and raised native New Yorker. After graduating with a degree in Urban Studies and Economics from Columbia University in 2009, he pursued a career on Wall Street where he focused on providing an array of secured financing solutions for consumer finance companies. During his six years in investment banking at Barclays Capital and Credit Suisse, David facilitated over $100BN in financing for mid-size to Fortune 500 companies, including tens of billions of dollars of financing for the finance arms of the Big 3 US auto companies (Ford, GM and Chrysler). In the summer of 2014, David fell in love with the charismatic energy burning within the city of Detroit and began financially investing in its neighborhoods.

David moved to Detroit in May 2015 to focus on community advocacy and real estate development in Detroit’s urban neighborhoods on a full-time basis.

Impact:

60

new residents

52

thousand sq ft of abandoned property rehabilitated

0

neighbors displaced

Century Partners is tackling the issue of abandoned homes in Detroit. The 50,000 vacant houses in Detroit have taken an economic and social toll on the city. The abandoned homes pulled down property values, sent a message that Detroit is not worthy of investment, and fueled crime. However, in the last few years, Detroit has started to turn the corner, and Century Partners has been leading the way. Soon, Century Partners will convert 10-15 vacant houses into fully rehabilitated and beautiful rental homes that 60 new residents will call home.

The result? Economic vitality – and zero displacement – in neighborhoods that have been overlooked and under-invested for the past 50 years. The benefits are measurable — through their activities, Century Partners will rehabilitate over 52,000 square feet of property. In the process, Century Partners hires local contractors and provides fair-paying jobs to businesses that are the bedrock of the community.

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Century Partners also helps stabilize the city’s population growth. Their high quality housing attracts new people from the suburbs and downtown areas into neighborhoods they hadn’t previously considered. More residents will encourage existing businesses to grow, hire, and open their doors. A thriving neighborhood supports local residents, too. It incentivizes people to maintain their homes. And it preserves wealth for local homeowners, whose home value is the key to retirement and stability.

Have a question? Ask the sponsor.

Disclaimer: By accessing this site and any pages of this site, you agree to be bound by rabble’s Terms of Use and Privacy Policy. rabble is a software as a service impact investment platform. rabble takes no part in the negotiation or execution of any transaction for the purchase or sale of securities, and at no time takes possession of customer funds or securities. No securities transactions are executed or negotiated on or through our platform. rabble receives no transaction-based compensation in connection with the purchase or sale of securities. rabble is not a registered broker-dealer or a funding portal. rabble does not offer investment advice or recommendations and does not recommend or otherwise suggest that any investor make an investment in a particular company, or that any company offer securities to a particular investor. Potential investors should consult their own financial and tax advisers prior to making any investment. Investments in real estate related assets may not be appropriate for you. The project overviews on this website are provided for informational purposes only and do not constitute offers to sell an investment, nor do they contain all of the terms and conditions of an offering. You should refer to the offering statement and offering related documents prior to making any investment decision.

INSTAGRAM

68 likes

13w

Detroit, Michigan

Drumroll please…announcing our first investment opportunity: Back the Detroit Comeback with @CenturyPartners. You don’t have to choose between #investing and making a difference—follow the link in bio to indicate interest now! #backthecomeback

Boston–Edison Historic District (Century Partners is tagged)

70 likes

11w

wetherabbleWant to own a part of something big? Indicate interest to #backthecomeback of #Detroit with these two by clicking the link in bio...#countdown

50 likes

15w

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A snap of David and Andrew, founders of @centurypartners, rabble's very first investment opportunity, revealing a sneak peak of the project with friends and family. Click the link in bio to sign up and be among the first to know when you can invest in the future of #Detroit.

TWEETS (not including retweets)

rabble. @wetherabble  Feb 7

More

Century Partners to Launch on Rabble  - Crowdfund Insider

https://www.crowdfundinsider.com/2017/02/95805-detroit-comeback-century-partners-launch-535k-fundraise-rabble/ #crowdfunding via @crowdfundinside rabble. @wetherabble  Jan 26

Hootlet

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#TBT to this @100partners #renovation in #Detroit. This is what #revitalization looks like. #backthecomeback rabble. @wetherabble  Jan 2

Hootlet

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Want to own a part of something big? Indicate interest to #backthecomeback of #Detroit with… https://www.instagram.com/p/BOxa5CmAgEP/

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